UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Viela Bio, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

926613100

(CUSIP Number)

Geraine Chan

Boundless Meadow Limited

Suite 1518, Two Pacific Place,

88 Queensway, Hong Kong

People’s Republic of China

+852 3987 1788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 926613100

1.	Names of Reporting Persons. Boundless Meadow Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 926613100

1.	Names of Reporting Persons. Boyu Capital Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 926613100

1.	Names of Reporting Persons. Boyu Capital General Partner III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 926613100

1.	Names of Reporting Persons. Boyu Capital General Partner III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 926613100

1.	Names of Reporting Persons. Boyu Capital Opportunities Master Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 926613100

1.	Names of Reporting Persons. Boyu Capital Investment Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 926613100

1.	Names of Reporting Persons. Boyu Capital Group Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 926613100

1.	Names of Reporting Persons. XYXY Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 926613100

1.	Names of Reporting Persons. Xiaomeng Tong
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 3 to Schedule 13D (the “Amendment No.3”) amends and supplements the statement on Schedule 13D that was originally filed on October 17, 2019, as amended and supplemented by the Amendment No. 1 filed jointly on June 8, 2020 and the Amendment No.2 filed jointly on February 10, 2021 (as so amended and supplemented, the “Schedule 13D”) by Boundless Meadow Limited (“Boundless Meadow”), Boyu Capital Fund III, L.P. (“BCF III”), Boyu Capital General Partner III, L.P. (“BCGP III LP”), Boyu Capital General Partner III, Ltd. (“BCGP III Ltd”), Boyu Capital Opportunities Master Fund (“BCOMF”), Boyu Capital Investment Management Ltd. (“BCIM”), Boyu Capital Group Holdings Ltd. (“BCGH”), XYXY Holdings Ltd. (“XYXY Holdings”) and Xiaomeng Tong (“Mr. Tong”, together with Boundless Meadow, BCF III, BCGP III LP, BCGP III Ltd, BCOMF, BCIM, BCGH and XYXY Holdings, the “Reporting Persons”). The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Viela Bio, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One MedImmune Way, First Floor, Area Two, Gaithersburg, Maryland 20878. The Common Stock are listed on The Nasdaq Global Select Market under the symbol “VIE.”

Capitalized terms used and not defined in this Amendment No.3 shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following text after the last paragraph thereof:

Each of Boundless Meadow and BCOMF has tendered into the Offer all of shares of Common Stock beneficially owned by it pursuant to the Tender and Support Agreement. As of one minute following 11:59 p.m. Eastern time on March 12, 2021, the Offer expired as scheduled and was not extended. Purchaser was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the time of the expiration of the Offer, a total of 51,668,285 shares of Common Stock (the “Company Shares”) (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), by the Depositary pursuant to such procedures) were validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 94% of the Company Shares outstanding as of the time of the expiration of the Offer. In addition, the Depositary advised that notices of guaranteed delivery had been delivered with respect to 991,504 additional Company Shares, representing approximately 1.80% of the outstanding Company Shares as of the time of the expiration of the Offer.

The number of Company Shares tendered pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment and will promptly pay for all Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the time of the expiration of the Offer in accordance with the terms of the Offer.

Following the consummation of the Offer, Parent and Purchaser completed the acquisition of the Company on March 15, 2021 through the merger of Purchaser into and with the Company (the “Merger”) without a vote of the shareholders of the Company in accordance with Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each Company Share then outstanding (except for Company Shares held by the Company, Parent or Purchaser, which were cancelled and retired and cease to exist, with no consideration delivered in exchange therefor) was cancelled and (other than Company Shares that were held by any shareholders who properly demanded appraisal in connection with the Merger) was converted into the right to receive a price of $53.00 per share in cash, without interest, less any required withholding taxes.

Following the consummation of the Merger, the Company Shares will be delisted and will cease to trade on Nasdaq.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) See Items 11 and 13 of the cover pages to this Amendment No.3 for the aggregate number and percentage of Common Stock that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Amendment No.3 for the number of Common Stock that are beneficially owned by each Reporting Person as of the date hereof as to whether there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as disclosed elsewhere in this Amendment No.3, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the general partners, directors or executive officers named on Schedule I hereto, has effected any transactions in the Common Stock in the last 60 days.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment No.3.

(e) With effect from closing of the transactions contemplated under the Merger Agreement on March 15, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Company. Accordingly, this is an exit filing and the Reporting Persons’ final amendment to Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021

Boundless Meadow Limited

By:	/s/ Leong Chu Yong
	Name:	Leong Chu Yong
	Title:	Director

Boyu Capital Fund III, L.P. By: Boyu Capital General Partner III, L.P. By: Boyu Capital General Partner III, Ltd.

By	/s/ Leong Chu Yong
	Name:	Leong Chu Yong
	Title:	Director

Boyu Capital General Partner III, L.P. By: Boyu Capital General Partner III, Ltd.

By	/s/ Leong Chu Yong
	Name:	Leong Chu Yong
	Title:	Director

Boyu Capital General Partner III, Ltd.

By:	/s/ Leong Chu Yong
	Name:	Leong Chu Yong
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021

Boyu Capital Opportunities Master Fund

By:	/s/ Vincent Fok
	Name:	Vincent Fok
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021

Boyu Capital Investment Management Ltd.

By:	/s/ Qi Zhou
	Name:	Qi Zhou
	Title:	Director

Boyu Capital Group Holdings Ltd.

By:	/s/ Leong Chu Yong
	Name:	Leong Chu Yong
	Title:	Director

XYXY Holdings Ltd.

By:	/s/ Leong Chu Yong
	Name:	Leong Chu Yong
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021

Xiaomeng Tong

By:	/s/ Xiaomeng Tong